FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 28, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Wins Ruling in BVI

Moscow, Russian Federation – April 28, 2006 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that the latest ruling on the receiver by the Eastern Caribbean Court of Appeal was won by MTS.

In its efforts to defend its rights on Bitel in courts, the Company would like to provide the following information:

The Eastern Caribbean Court of Appeal ruled on April 24, 2006 that the receiver appointed by a court in the British Virgin Islands (BVI) over Fellowes International Holdings Limited (Fellowes) was validly appointed.(1)

The Court of Appeal’s recent ruling demonstrates that at all times since September 2005 the receiver was acting, and had all necessary and sufficient legal powers and authority to act, as the exclusive legal representative of Fellowes for the purposes of all litigation in the courts of Kyrgyzstan in relation to Bitel. Because Fellowes does not have any rights to Bitel and because the receiver appointed by the BVI court is the only legal representative of Fellowes with respect to the BVI rulings relating to the Bitel litigation, the decisions of the BVI courts, culminating in the Court of Appeal’s decision this week completely undermine the positions persons purporting to act for Fellowes have asserted before the courts of Kyrgyzstan.

The Fellowes receiver is expected to apprise the Kyrgyz courts of the East Caribbean Court of Appeal’s decision this week and to continue to pursue his official mandate to reverse the Kyrgyz court decisions made on the basis of the baseless legal positions previously asserted by Fellowes.

MTS will continue to vigilantly protect its rights in Bitel.

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and

(1)   The receiver had been installed in September 2005 by a court in the BVI to ensure that Fellowes fully complies with court orders relating to Bitel LLC that, among other things, prohibit Fellowes and its agents from attempting to litigate outside of applicable arbitration procedures and require Fellowes to “stop any procedures” for re-registering Bitel shares in Kyrgyzstan. The court has also previously ordered in July 2005, with Fellowes’ consent, that Fellowes was not a party to an agreement to transfer Bitel shares and that it was not entitled to exercise any rights that are purportedly held by IPOC International Growth Fund Limited.

market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	Acting CEO

Date: April 28, 2006